October 23, 2018

Walter Klemp
Chief Executive Officer
Moleculin Biotech, Inc.
5300 Memorial Drive, Suite 950
Houston, TX 77007

       Re: Moleculin Biotech, Inc.
           Registration Statement on Form S-1
           Filed October 15, 2018
           File No. 333-227845

Dear Mr. Klemp:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Cavas S. Pavri